Contact

www.linkedin.com/in/keith-bushfield-39253b32 (LinkedIn)
www.neutrisci.com (Company)

Top Skills

Marketing Strategy
Marketing
Team Building

Keith Bushfield

Changing the Pharmaceutical Industry, while helping beverage companies leave old fashion bad tasting emulsions behind.
Las Vegas, Nevada, United States

Summary

I been been an entrepreneur for over 25 years. I love the challenge of a new venture, I pride myself on being able to succeed where others have failed. I like to take ideas from fledgling concepts to reality.

Never accept the norm, there is always room for improvement.

Experience

Rexis Bio-Tech
Chief Executive Officer
March 2023 - Present (10 months)

Cryopharm Corporation
President & CEO
March 2018 - Present (5 years 10 months)
Calgary, Canada Area

Neutrisci International
10 years 10 months

Executive Board
June 2014 - June 2020 (6 years 1 month)
Vancouver, British Columbia, Canada

Founder
September 2009 - June 2014 (4 years 10 months)

President / CEO and founder.

Vauntcom Media Corporation / Cineplex Media
President / CEO
February 2003 - August 2008 (5 years 7 months)

President / CEO and Founder

Virgin Entertainment Canada (a Virgin Media company)
President / CEO
January 1996 - January 2002 (6 years 1 month)
Canada

Education

Boston University

Marymount University

University of Calgary